Exhibit 99.4

PRESS RELEASE

Ordinary and Extraordinary Shareholders’ Meeting on May 29, 2026

Conditions of availability of the preparatory documents

Paris, May 6, 2026 – Shareholders are invited to participate at the Ordinary and Extraordinary Shareholders’ Meeting of TotalEnergies which will be held on Friday May 29, 2026, at 2:00 p.m. at Tour Coupole, 2 place Jean Millier, La Défense 6, 92 400 Courbevoie.

The Shareholders’ Meeting will be streamed live in full on the website www.totalenergies.com/investors/shareholders-meetings.  All useful information relating to this Meeting is regularly updated on this page of the website.

Shareholders may exercise their voting rights before the holding of the Shareholders’ Meeting, either by internet via the secured Votaccess platform, or by returning their postal voting form, or also by giving proxy. The detailed procedures relating to the exercise of the right to vote are specified in the notice of the Shareholders’ Meeting. Shareholders holding their shares through the U.S. Register must refer to the specific information provided in the notice of the Shareholders’ Meeting.

The preliminary notice of the Shareholders’ Meeting and the notice of meeting were published in the French Bulletin des annonces légales obligatoires (BALO) on March 30, 2026 and on May 6, 2026 respectively.

The documents referred to in Article R. 225-83 of the French Commercial Code are made available to Shareholders as from the date of the convening notice for the Meeting in accordance with applicable regulations.

The documents referred to in Article R. 22-10-23 of the French Commercial Code may be consulted and downloaded on the Company’s website: totalenergies.com/Investors/ Shareholders’ meeting/The documents of the Meeting.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).